UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of banking operation in Colombia under Colombian Banking GAAP – May 2014

Item 1

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

May, 2014

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF MAY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	May-13	Apr-14	May-14	May-14 Vs. Apr-14	May-14 Vs. May-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	6,636,120	7,268,696	8,965,856	23.3	35.1
Interbank and overnight funds	1,024,019	589,968	1,031,840	74.9	0.8
Total Cash and cash equivalents	7,660,140	7,858,665	9,997,696	27.2	30.5
INVESTMENT SECURITIES
Debt securities	11,881,134	14,611,449	14,326,152	(2.0)	20.6
Trading	3,365,359	2,126,402	1,606,889	(24.4)	(52.3)
Available for Sale	5,685,681	9,291,329	9,532,749	2.6	67.7
Held to maturity	2,830,094	3,193,718	3,186,515	(0.2)	12.6
Equity securities	9,241,564	11,044,664	10,939,309	(1.0)	18.4
Trading	45,521	48,097	48,238	0.3	6.0
Available for Sale	9,196,044	10,996,567	10,891,072	(1.0)	18.4
Allowance	(3,008)	(9,694)	(965)	(90.0)	(67.9)
Total investment securities, net	21,119,690	25,646,419	25,264,496	(1.5)	19.6
LOANS AND FINANCIAL LEASES
Commercial loans	41,760,903	47,446,925	47,795,668	0.7	14.5
Consumer loans	19,339,405	21,284,326	21,566,200	1.3	11.5
Microcredit	295,120	350,026	353,246	0.9	19.7
Mortgage loans	1,272,690	2,206,122	2,284,031	3.5	79.5
Financial leases	5,727,205	6,203,367	6,197,753	(0.1)	8.2
Allowance for loans and financial leases losses	(2,502,791)	(2,745,048)	(2,745,813)	0.0	9.7
Total loans and financial leases, net	65,892,533	74,745,717	75,451,086	0.9	14.5
Interest accrued on loans and financial leases	699,817	719,867	696,976	(3.2)	(0.4)
Allowance on Interest accrued on loans and financial leases	(83,043)	(92,391)	(92,430)	0.0	11.3
Interest accrued on loans and financial leases, net	616,774	627,476	604,546	(3.7)	(2.0)
Bankers' acceptances, spot transactions and derivatives	397,178	374,418	470,774	25.7	18.5
Accounts receivable, net	1,067,158	1,259,242	1,281,971	1.8	20.1
Property, plant and equipment, net	847,842	880,446	873,102	(0.8)	3.0
Operating leases, net	353,473	395,058	399,318	1.1	13.0
Foreclosed assets, net	63,341	55,122	53,692	(2.6)	(15.2)
Prepaid expenses and deferred charges	505,848	366,563	366,170	(0.1)	(27.6)
Goodwill, net	503,426	569,526	567,198	(0.4)	12.7
Other assets, net	825,106	706,458	747,486	5.8	(9.4)
Reappraisal of assets	2,023,311	2,247,351	2,308,814	2.7	14.1
Total assets	101,875,820	115,732,462	118,386,349	2.3	16.2
LIABILITIES
DEPOSITS
Checking accounts	12,919,410	15,627,789	15,170,571	(2.9)	17.4
Time deposits	19,495,240	20,231,624	21,820,279	7.9	11.9
Savings deposits	33,028,454	40,408,639	41,182,923	1.9	24.7
Other	550,156	593,251	621,314	4.7	12.9
Total deposits	65,993,260	76,861,304	78,795,088	2.5	19.4
Bankers' acceptances, spot transactions and derivatives	484,524	288,951	416,856	44.3	(14.0)
Interbank borrowings and overnight funds	2,973,176	3,893,756	3,784,273	(2.8)	27.3
Borrowings from banks and other	4,690,903	5,287,484	5,166,980	(2.3)	10.1
Accrued interest payable	245,172	225,933	235,499	4.2	(3.9)
Other accounts payable	2,083,052	2,156,641	1,974,533	(8.4)	(5.2)
Bonds	7,226,056	6,338,328	7,003,109	10.5	(3.1)
Estimated Liabilities	866,309	706,762	778,357	10.1	(10.2)
Other liabilities	747,648	786,072	863,230	9.8	15.5
Total liabilities	85,310,099	96,545,231	99,017,924	2.6	16.1
Total shareholders' equity	16,565,721	19,187,231	19,368,424	0.9	16.9
Total liabilities and shareholders' equity	101,875,820	115,732,462	118,386,349	2.3	16.2

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF MAY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	May-13	May-14	May-14 Vs. May-13	Apr-14	May-14	May-14 Vs. Apr-14
INTEREST INCOME
Interest on loans	2,832,942	2,898,989	2.3	585,131	588,807	0.6
Interest on investment securities	456,690	286,602	(37.2)	61,873	65,815	6.4
Interbank and overnight funds	51,773	48,044	(7.2)	9,138	10,485	14.7
Financial leases	256,431	247,233	(3.6)	48,902	49,329	0.9
Total Interest Income	3,597,835	3,480,868	(3.3)	705,044	714,436	1.3
INTEREST EXPENSE
Checking accounts	49,047	47,588	(3.0)	9,432	9,675	2.6
Time deposits	400,672	354,233	(11.6)	72,614	74,967	3.2
Saving deposits	445,905	488,003	9.4	93,328	101,644	8.9
Total interest expense on deposits	895,624	889,823	(0.6)	175,375	186,286	6.2
Borrowings from banks and others	63,927	53,601	(16.2)	10,780	11,049	2.5
Interbank and overnight funds (expenses)	23,846	30,313	27.1	7,962	8,602	8.0
Bonds	164,910	159,590	(3.2)	30,803	32,889	6.8
Total interest expense	1,148,306	1,133,327	(1.3)	224,920	238,826	6.2
Net Interest Income	2,449,529	2,347,541	(4.2)	480,124	475,610	(0.9)
Provisions for loan and financial lease losses, accrued interest and other, net	509,896	494,187	(3.1)	93,685	102,513	9.4
Recovery of charged-off assets	(59,617)	(70,308)	17.9	(12,745)	(13,455)	5.6
Provision for investment securities, foreclosed assets and other assets	12,918	18,770	45.3	8,600	1,763	(79.5)
Recovery of provisions for investments securities, foreclosed assets and other assets	(7,276)	(8,810)	21.1	(773)	(4,572)	491.0
Total provisions, net	455,922	433,839	(4.8)	88,767	86,250	(2.8)
Net interest income after provisions	1,993,607	1,913,703	(4.0)	391,356	389,360	(0.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	392,949	434,219	10.5	85,897	87,228	1.5
Branch network services	12,077	13,285	10.0	2,543	2,845	11.8
Credit card merchant fees	73,638	84,492	14.7	16,698	17,364	4.0
Checking fees	27,754	27,893	0.5	5,464	5,758	5.4
Other	36,061	40,230	11.6	8,394	8,233	(1.9)
Total fees and other services income	542,479	600,119	10.6	118,996	121,427	2.0
Fees and other services expenses	149,034	154,275	3.5	30,455	32,853	7.9
Fees and other services income, net	393,445	445,844	13.3	88,541	88,574	0.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	189,233	(38,387)	(120.3)	(64,699)	(61,936)	(4.3)
Gains (losses) on derivative operations, net	(118,936)	113,944	195.8	80,472	75,800	(5.8)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	483,814	424,770	(12.2)	12,472	355	(97.1)
Other	75,666	97,552	28.9	22,132	18,517	(16.3)
Total other operating income	629,777	597,879	(5.1)	50,377	32,736	(35.0)
Total operating income	3,016,829	2,957,426	(2.0)	530,274	510,671	(3.7)
OPERATING EXPENSES
Salaries and employee benefits	509,113	523,397	2.8	104,515	107,100	2.5
Bonus plan payments	17,728	16,541	(6.7)	3,105	3,984	28.3
Termination payments	2,407	2,522	4.8	522	599	14.9
Administrative and other expenses	828,268	876,614	5.8	189,411	171,694	(9.4)
Insurance on deposit, net	77,336	83,279	7.7	15,935	17,085	7.2
Charitable and other donation expenses	691	1,152	66.7	123	660	435.7
Depreciation	93,115	109,981	18.1	21,743	21,174	(2.6)
Goodwill amortization	9,945	11,592	16.6	2,320	2,328	0.3
Total operating expenses	1,538,603	1,625,079	5.6	337,675	324,624	(3.9)
Net operating income	1,478,226	1,332,347	(9.9)	192,600	186,047	(3.4)
NON-OPERATING INCOME (EXPENSE)
Other income	131,549	130,255	(1.0)	65,747	13,242	(79.9)
Other expenses	34,434	34,162	(0.8)	7,980	6,877	(13.8)
Non-operating income (expense), net	97,115	96,094	(1.1)	57,767	6,365	(89.0)
Income before income tax expense	1,575,341	1,428,441	(9.3)	250,366	192,412	(23.1)
Income tax expense	429,876	378,865	(11.9)	84,571	63,564	(24.8)
Net income	1,145,465	1,049,576	(8.4)	165,796	128,847	(22.3)

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	May-13	Apr-14	May-14	May-14 Vs. Apr-14	May-14 Vs. May-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	3,388,364	3,314,529	4,607,173	39.0	36.0
Interbank and overnight funds	253,029	396,497	421,929	6.4	66.8
Total Cash and cash equivalents	3,641,393	3,711,026	5,029,102	35.5	38.1
INVESTMENT SECURITIES
Debt securities	5,583,419	6,075,545	6,192,240	1.9	10.9
Trading	1,247,708	578,066	586,097	1.4	(53.0)
Available for Sale	2,852,851	3,968,626	4,077,956	2.8	42.9
Held to maturity	1,482,860	1,528,853	1,528,187	(0.0)	3.1
Equity securities	7,257,704	8,864,418	8,764,378	(1.1)	20.8
Trading	-	-	-	N.A.	N.A.
Available for Sale	7,257,704	8,864,418	8,764,378	(1.1)	20.8
Allowance	(755)	(749)	(737)	(1.7)	(2.5)
Total investment securities, net	12,840,367	14,939,213	14,955,881	0.1	16.5
LOANS AND FINANCIAL LEASES
Commercial loans	24,981,381	28,251,767	28,396,943	0.5	13.7
Consumer loans	6,300,364	7,114,625	7,215,740	1.4	14.5
Microcredit	265,563	327,005	330,742	1.1	24.5
Mortgage loans	345,437	944,833	981,680	3.9	184.2
Financial leases	1,347,975	1,599,087	1,607,659	0.5	19.3
Allowance for loans and financial leases losses	(1,097,442)	(1,267,153)	(1,253,703)	(1.1)	14.2
Total loans and financial leases, net	32,143,277	36,970,163	37,279,062	0.8	16.0
Interest accrued on loans and financial leases	350,388	370,764	352,311	(5.0)	0.5
Allowance on Interest accrued on loans and financial leases	(44,242)	(51,940)	(50,361)	(3.0)	13.8
Interest accrued on loans and financial leases, net	306,146	318,824	301,950	(5.3)	(1.4)
Bankers' acceptances, spot transactions and derivatives	304,974	289,774	372,991	28.7	22.3
Accounts receivable, net	593,495	769,134	772,784	0.5	30.2
Property, plant and equipment, net	320,592	358,087	355,985	(0.6)	11.0
Operating leases, net	843	4,738	4,658	(1.7)	452.4
Foreclosed assets, net	19,013	18,871	18,124	(4.0)	(4.7)
Prepaid expenses and deferred charges	233,694	151,381	155,340	2.6	(33.5)
Goodwill, net	479,774	547,332	545,137	(0.4)	13.6
Other assets, net	311,951	315,646	331,280	5.0	6.2
Reappraisal of assets	1,059,914	1,113,096	1,153,318	3.6	8.8
Total assets	52,255,434	59,507,284	61,275,611	3.0	17.3
LIABILITIES
DEPOSITS
Checking accounts	7,123,361	8,811,977	8,431,548	(4.3)	18.4
Time deposits	11,160,760	11,357,402	13,055,288	14.9	17.0
Savings deposits	15,191,914	17,458,427	17,491,367	0.2	15.1
Other	288,659	274,674	294,281	7.1	1.9
Total deposits	33,764,694	37,902,480	39,272,484	3.6	16.3
Bankers' acceptances, spot transactions and derivatives	378,084	239,922	344,691	43.7	(8.8)
Interbank borrowings and overnight funds	1,786,047	2,566,046	2,897,168	12.9	62.2
Borrowings from banks and other	2,398,638	2,836,610	2,813,547	(0.8)	17.3
Accrued interest payable	121,561	116,386	125,835	8.1	3.5
Other accounts payable	958,992	1,075,568	911,475	(15.3)	(5.0)
Bonds	2,522,792	2,555,363	2,520,144	(1.4)	(0.1)
Estimated Liabilities	407,062	363,838	386,888	6.3	(5.0)
Other liabilities	223,854	217,917	278,932	28.0	24.6
Total liabilities	42,561,723	47,874,130	49,551,164	3.5	16.4
Total shareholders' equity	9,693,711	11,633,154	11,724,447	0.8	20.9
Total liabilities and shareholders' equity	52,255,434	59,507,284	61,275,611	3.0	17.3

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	May-13	May-14	May-14 Vs. May-13	Apr-14	May-14	May-14 Vs. Apr-14
INTEREST INCOME
Interest on loans	1,312,243	1,363,279	3.9	277,270	278,775	0.5
Interest on investment securities	256,260	107,908	(57.9)	28,865	19,864	(31.2)
Interbank and overnight funds	24,181	26,394	9.1	5,009	5,411	8.0
Financial leases	57,375	58,731	2.4	11,832	11,939	0.9
Total Interest Income	1,650,059	1,556,312	(5.7)	322,975	315,989	(2.2)
INTEREST EXPENSE
Checking accounts	39,430	39,625	0.5	7,783	7,834	0.7
Time deposits	214,864	191,563	(10.8)	38,120	40,115	5.2
Saving deposits	220,005	209,436	(4.8)	39,317	39,527	0.5
Total interest expense on deposits	474,299	440,624	(7.1)	85,220	87,476	2.6
Borrowings from banks and others	28,884	26,197	(9.3)	5,348	5,718	6.9
Interbank and overnight funds (expenses)	3,467	15,187	338.1	4,182	6,546	56.5
Bonds	51,980	61,012	17.4	12,237	12,011	(1.8)
Total interest expense	558,630	543,019	(2.8)	106,987	111,751	4.5
Net Interest Income	1,091,429	1,013,292	(7.2)	215,988	204,239	(5.4)
Provisions for loan and financial lease losses, accrued interest and other, net	218,126	257,726	18.2	52,172	55,242	5.9
Recovery of charged-off assets	(21,697)	(24,023)	10.7	(4,440)	(4,788)	7.8
Provision for investment securities, foreclosed assets and other assets	5,950	3,267	(45.1)	576	569	(1.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(4,406)	(628)	(85.8)	(17)	(244)	N.A.
Total provisions, net	197,973	236,342	19.4	48,291	50,779	5.2
Net interest income after provisions	893,457	776,951	(13.0)	167,696	153,459	(8.5)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	225,784	251,028	11.2	49,505	50,736	2.5
Branch network services	12,027	13,235	10.0	2,533	2,835	11.9
Credit card merchant fees	27,427	33,188	21.0	6,762	6,918	2.3
Checking fees	14,492	14,609	0.8	2,832	3,030	7.0
Other	2,142	1,340	(37.4)	240	259	7.8
Total fees and other services income	281,871	313,400	11.2	61,872	63,777	3.1
Fees and other services expenses	58,137	52,979	(8.9)	10,126	10,713	5.8
Fees and other services income, net	223,734	260,421	16.4	51,746	53,064	2.5
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	162,945	(45,836)	(128.1)	(65,175)	(62,770)	(3.7)
Gains (losses) on derivative operations, net	(102,496)	106,709	204.1	78,137	74,342	(4.9)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	373,004	325,420	(12.8)	6,517	1	(100.0)
Other	1,153	1,529	32.6	311	313	0.8
Total other operating income	434,606	387,822	(10.8)	19,789	11,887	(39.9)
Total operating income	1,551,796	1,425,193	(8.2)	239,231	218,410	(8.7)
OPERATING EXPENSES
Salaries and employee benefits	216,054	228,909	5.9	44,869	46,264	3.1
Bonus plan payments	5,479	4,342	(20.7)	935	73	(92.2)
Termination payments	182	200	9.7	16	30	91.0
Administrative and other expenses	395,518	430,467	8.8	90,955	82,082	(9.8)
Insurance on deposit, net	38,175	36,937	(3.2)	7,367	7,290	(1.0)
Charitable and other donation expenses	72	-	(100.0)	-	-	N.A.
Depreciation	20,960	24,184	15.4	4,828	4,847	0.4
Goodwill amortization	9,325	10,930	17.2	2,187	2,195	0.4
Total operating expenses	685,764	735,968	7.3	151,156	142,781	(5.5)
Net operating income	866,032	689,226	(20.4)	88,075	75,630	(14.1)
NON-OPERATING INCOME (EXPENSE)
Other income	50,823	71,042	39.8	42,818	6,201	(85.5)
Other expenses	15,556	12,224	(21.4)	2,992	2,359	(21.2)
Non-operating income (expense), net	35,267	58,818	66.8	39,826	3,842	(90.4)
Income before income tax expense	901,299	748,044	(17.0)	127,901	79,472	(37.9)
Income tax expense	226,787	181,994	(19.8)	44,474	29,437	(33.8)
Net income	674,512	566,049	(16.1)	83,427	50,035	(40.0)

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	May-13	Apr-14	May-14	May-14 Vs. Apr-14	May-14 Vs. May-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,656,737	1,945,279	1,775,741	(8.7)	7.2
Interbank and overnight funds	209,894	135,296	116,690	(13.8)	(44.4)
Total Cash and cash equivalents	1,866,631	2,080,575	1,892,431	(9.0)	1.4
INVESTMENT SECURITIES
Debt securities	2,580,340	3,120,815	3,482,690	11.6	35.0
Trading	1,275,043	681,721	668,150	(2.0)	(47.6)
Available for Sale	823,752	1,772,552	2,150,890	21.3	161.1
Held to maturity	481,545	666,542	663,650	(0.4)	37.8
Equity securities	1,446,017	1,593,681	1,588,906	(0.3)	9.9
Trading	5,083	-	-	N.A.	(100.0)
Available for Sale	1,440,934	1,593,681	1,588,906	(0.3)	10.3
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	4,026,356	4,714,496	5,071,596	7.6	26.0
LOANS AND FINANCIAL LEASES
Commercial loans	9,668,631	11,072,529	11,137,339	0.6	15.2
Consumer loans	3,766,890	4,571,814	4,688,463	2.6	24.5
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	3,354	60,624	66,399	9.5	N.A.
Financial leases	4,071,853	4,346,564	4,335,150	(0.3)	6.5
Allowance for loans and financial leases losses	(661,969)	(739,585)	(740,332)	0.1	11.8
Total loans and financial leases, net	16,848,759	19,311,945	19,487,019	0.9	15.7
Interest accrued on loans and financial leases	159,295	161,810	159,081	(1.7)	(0.1)
Allowance on Interest accrued on loans and financial leases	(20,482)	(20,853)	(21,866)	4.9	6.8
Interest accrued on loans and financial leases, net	138,813	140,957	137,216	(2.7)	(1.2)
Bankers' acceptances, spot transactions and derivatives	91,605	83,863	96,795	15.4	5.7
Accounts receivable, net	394,721	388,272	408,503	5.2	3.5
Property, plant and equipment, net	260,984	265,283	261,021	(1.6)	0.0
Operating leases, net	352,204	389,961	394,306	1.1	12.0
Foreclosed assets, net	28,277	19,704	19,238	(2.4)	(32.0)
Prepaid expenses and deferred charges	134,110	120,268	119,616	(0.5)	(10.8)
Goodwill, net	23,652	22,193	22,061	(0.6)	(6.7)
Other assets, net	347,671	215,936	229,589	6.3	(34.0)
Reappraisal of assets	389,930	460,309	481,432	4.6	23.5
Total assets	24,903,713	28,213,761	28,620,824	1.4	14.9
LIABILITIES
DEPOSITS
Checking accounts	3,725,337	4,479,990	4,388,884	(2.0)	17.8
Time deposits	3,939,228	4,922,019	4,830,296	(1.9)	22.6
Savings deposits	7,452,069	9,091,045	9,564,485	5.2	28.3
Other	163,152	216,932	219,551	1.2	34.6
Total deposits	15,279,787	18,709,987	19,003,217	1.6	24.4
Bankers' acceptances, spot transactions and derivatives	105,437	48,279	71,561	48.2	(32.1)
Interbank borrowings and overnight funds	371,670	612,903	386,913	(36.9)	4.1
Borrowings from banks and other	2,010,178	2,126,720	2,006,554	(5.7)	(0.2)
Accrued interest payable	68,193	68,869	63,712	(7.5)	(6.6)
Other accounts payable	489,480	485,639	504,558	3.9	3.1
Bonds	2,765,477	2,062,527	2,412,527	17.0	(12.8)
Estimated Liabilities	148,366	103,232	126,994	23.0	(14.4)
Other liabilities	118,614	146,418	145,887	(0.4)	23.0
Total liabilities	21,357,202	24,364,573	24,721,923	1.5	15.8
Total shareholders' equity	3,546,511	3,849,188	3,898,901	1.3	9.9
Total liabilities and shareholders' equity	24,903,713	28,213,761	28,620,824	1.4	14.9

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	May-13	May-14	May-14 Vs. May-13	Apr-14	May-14	May-14 Vs. Apr-14
INTEREST INCOME
Interest on loans	600,996	629,431	4.7	126,888	128,345	1.1
Interest on investment securities	49,104	60,879	24.0	9,439	13,607	44.2
Interbank and overnight funds	17,594	15,884	(9.7)	3,405	3,214	(5.6)
Financial leases	183,482	177,624	(3.2)	34,971	35,195	0.6
Total Interest Income	851,176	883,817	3.8	174,703	180,361	3.2
INTEREST EXPENSE
Checking accounts	4,149	5,278	27.2	1,088	1,302	19.6
Time deposits	90,178	90,208	0.0	19,489	19,642	0.8
Saving deposits	96,308	112,503	16.8	22,056	26,070	18.2
Total interest expense on deposits	190,635	207,990	9.1	42,633	47,014	10.3
Borrowings from banks and others	26,902	24,013	(10.7)	4,746	4,664	(1.7)
Interbank and overnight funds (expenses)	10,598	3,664	(65.4)	816	362	(55.6)
Bonds	66,157	57,094	(13.7)	10,416	11,773	13.0
Total interest expense	294,293	292,760	(0.5)	58,611	63,814	8.9
Net Interest Income	556,883	591,056	6.1	116,092	116,547	0.4
Provisions for loan and financial lease losses, accrued interest and other, net	158,205	152,085	(3.9)	30,590	23,891	(21.9)
Recovery of charged-off assets	(22,811)	(29,533)	29.5	(5,461)	(4,834)	(11.5)
Provision for investment securities, foreclosed assets and other assets	5,071	5,845	15.3	904	611	(32.4)
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,843)	(3,481)	88.8	(611)	(241)	(60.5)
Total provisions, net	138,623	124,916	(9.9)	25,422	19,427	(23.6)
Net interest income after provisions	418,261	466,140	11.4	90,670	97,121	7.1
FEES AND OTHER SERVICES INCOME
Commissions from banking services	69,168	79,713	15.2	15,681	16,313	4.0
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	37,663	41,787	10.9	8,150	8,557	5.0
Checking fees	8,707	8,828	1.4	1,719	1,825	6.2
Other	12,467	14,074	12.9	3,018	2,810	(6.9)
Total fees and other services income	128,006	144,403	12.8	28,567	29,506	3.3
Fees and other services expenses	49,421	56,431	14.2	11,425	12,366	8.2
Fees and other services income, net	78,585	87,972	11.9	17,142	17,140	(0.0)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	23,396	7,716	(67.0)	887	1,242	40.1
Gains (losses) on derivative operations, net	(15,559)	7,697	149.5	1,875	2,095	11.7
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	83,514	76,064	(8.9)	2,832	332	(88.3)
Other	73,878	95,292	29.0	21,663	18,053	(16.7)
Total other operating income	165,230	186,769	13.0	27,257	21,722	(20.3)
Total operating income	662,076	740,881	11.9	135,069	135,982	0.7
OPERATING EXPENSES
Salaries and employee benefits	134,294	132,472	(1.4)	26,971	26,907	(0.2)
Bonus plan payments	9,517	8,390	(11.8)	1,685	1,717	1.9
Termination payments	1,730	1,503	(13.1)	432	569	31.7
Administrative and other expenses	183,197	203,839	11.3	45,333	41,262	(9.0)
Insurance on deposit, net	18,293	22,401	22.5	4,629	4,703	1.6
Charitable and other donation expenses	22	518	N.A.	4	503	N.A.
Depreciation	55,420	69,531	25.5	13,704	13,084	(4.5)
Goodwill amortization	620	663	6.9	133	133	0.0
Total operating expenses	403,092	439,318	9.0	92,890	88,878	(4.3)
Net operating income	258,984	301,564	16.4	42,178	47,104	11.7
NON-OPERATING INCOME (EXPENSE)
Other income	19,421	20,775	7.0	11,596	1,184	(89.8)
Other expenses	8,618	6,067	(29.6)	2,032	581	(71.4)
Non-operating income (expense), net	10,803	14,708	36.2	9,563	603	(93.7)
Income before income tax expense	269,787	316,272	17.2	51,742	47,707	(7.8)
Income tax expense	67,680	84,027	24.2	17,692	15,918	(10.0)
Net income	202,107	232,245	14.9	34,050	31,789	(6.6)

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	May-13	Apr-14	May-14	May-14 Vs. Apr-14	May-14 Vs. May-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	892,429	1,321,991	1,679,516	27.0	88.2
Interbank and overnight funds	359,298	2,272	396,634	N.A.	10.4
Total Cash and cash equivalents	1,251,726	1,324,263	2,076,151	56.8	65.9
INVESTMENT SECURITIES
Debt securities	1,660,200	2,892,229	2,563,993	(11.3)	54.4
Trading	376,404	293,673	286,724	(2.4)	(23.8)
Available for Sale	731,690	1,969,222	1,649,593	(16.2)	125.4
Held to maturity	552,106	629,334	627,676	(0.3)	13.7
Equity securities	519,779	564,216	563,281	(0.2)	8.4
Trading	34,141	43,096	43,220	0.3	26.6
Available for Sale	485,638	521,121	520,060	(0.2)	7.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,179,978	3,456,445	3,127,274	(9.5)	43.5
LOANS AND FINANCIAL LEASES
Commercial loans	4,719,260	5,511,803	5,584,117	1.3	18.3
Consumer loans	6,411,404	6,576,087	6,612,509	0.6	3.1
Microcredit	14,329	13,447	13,331	(0.9)	(7.0)
Mortgage loans	87,674	117,197	123,619	5.5	41.0
Financial leases	307,377	257,716	254,944	(1.1)	(17.1)
Allowance for loans and financial leases losses	(455,281)	(443,186)	(451,924)	2.0	(0.7)
Total loans and financial leases, net	11,084,763	12,033,063	12,136,595	0.9	9.5
Interest accrued on loans and financial leases	121,299	122,993	123,386	0.3	1.7
Allowance on Interest accrued on loans and financial leases	(9,369)	(9,292)	(9,612)	3.4	2.6
Interest accrued on loans and financial leases, net	111,930	113,701	113,774	0.1	1.6
Bankers' acceptances, spot transactions and derivatives	500	480	340	(29.0)	(31.9)
Accounts receivable, net	38,050	50,898	48,549	(4.6)	27.6
Property, plant and equipment, net	158,332	159,137	159,380	0.2	0.7
Operating leases, net	425	360	354	(1.8)	(16.9)
Foreclosed assets, net	11,372	11,551	11,396	(1.3)	0.2
Prepaid expenses and deferred charges	90,860	58,892	57,803	(1.8)	(36.4)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	127,998	127,380	134,709	5.8	5.2
Reappraisal of assets	356,147	449,833	452,270	0.5	27.0
Total assets	15,412,081	17,786,001	18,318,595	3.0	18.9
LIABILITIES
DEPOSITS
Checking accounts	1,436,506	1,526,844	1,500,289	(1.7)	4.4
Time deposits	1,901,319	1,290,259	1,282,101	(0.6)	(32.6)
Savings deposits	6,540,269	9,496,672	9,674,248	1.9	47.9
Other	59,986	64,101	71,714	11.9	19.6
Total deposits	9,938,081	12,377,876	12,528,352	1.2	26.1
Bankers' acceptances, spot transactions and derivatives	554	543	241	(55.7)	(56.5)
Interbank borrowings and overnight funds	6,677	-	-	N.A.	(100.0)
Borrowings from banks and other	203,282	177,267	184,980	4.4	(9.0)
Accrued interest payable	29,890	20,839	23,762	14.0	(20.5)
Other accounts payable	496,871	456,047	428,191	(6.1)	(13.8)
Bonds	1,937,787	1,720,438	2,070,438	20.3	6.8
Estimated Liabilities	228,402	167,013	180,974	8.4	(20.8)
Other liabilities	364,750	377,300	385,223	2.1	5.6
Total liabilities	13,206,293	15,297,324	15,802,163	3.3	19.7
Total shareholders' equity	2,205,788	2,488,677	2,516,432	1.1	14.1
Total liabilities and shareholders' equity	15,412,081	17,786,001	18,318,595	3.0	18.9

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	May-13	May-14	May-14 Vs. May-13	Apr-14	May-14	May-14 Vs. Apr-14
INTEREST INCOME
Interest on loans	595,312	578,236	(2.9)	115,517	115,414	(0.1)
Interest on investment securities	58,638	75,002	27.9	15,386	22,584	46.8
Interbank and overnight funds	7,203	4,509	(37.4)	531	1,398	163.4
Financial leases	15,573	10,878	(30.1)	2,099	2,195	4.6
Total Interest Income	676,727	668,625	(1.2)	133,533	141,591	6.0
INTEREST EXPENSE
Checking accounts	4,446	2,194	(50.7)	450	433	(3.8)
Time deposits	44,338	26,848	(39.4)	5,403	5,465	1.2
Saving deposits	92,929	130,407	40.3	25,263	28,886	14.3
Total interest expense on deposits	141,714	159,450	12.5	31,116	34,784	11.8
Borrowings from banks and others	6,225	2,056	(67.0)	422	412	(2.5)
Interbank and overnight funds (expenses)	1,894	2,031	7.3	764	300	(60.7)
Bonds	46,773	41,483	(11.3)	8,150	9,106	11.7
Total interest expense	196,605	205,021	4.3	40,452	44,601	10.3
Net Interest Income	480,122	463,605	(3.4)	93,081	96,990	4.2
Provisions for loan and financial lease losses, accrued interest and other, net	44,988	32,679	(27.4)	4,986	9,134	83.2
Recovery of charged-off assets	(6,504)	(7,421)	14.1	(1,013)	(1,949)	92.4
Provision for investment securities, foreclosed assets and other assets	1,153	1,773	53.7	390	254	(34.8)
Recovery of provisions for investments securities, foreclosed assets and other assets	(483)	(462)	(4.3)	(144)	(42)	(70.6)
Total provisions, net	39,153	26,568	(32.1)	4,219	7,397	75.3
Net interest income after provisions	440,969	437,037	(0.9)	88,862	89,593	0.8
FEES AND OTHER SERVICES INCOME
Commissions from banking services	34,738	37,558	8.1	7,657	7,207	(5.9)
Branch network services	50	50	-	10	10	-
Credit card merchant fees	2,511	2,648	5.5	493	514	4.3
Checking fees	1,434	1,239	(13.6)	259	247	(4.9)
Other	3,417	3,168	(7.3)	631	692	9.6
Total fees and other services income	42,150	44,663	6.0	9,051	8,670	(4.2)
Fees and other services expenses	15,169	15,137	(0.2)	3,161	3,357	6.2
Fees and other services income, net	26,981	29,526	9.4	5,890	5,313	(9.8)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	1,914	(444)	(123.2)	(311)	(326)	5.1
Gains (losses) on derivative operations, net	(225)	(855)	280.8	144	(891)	(720.8)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	22,610	20,183	(10.7)	21	22	6.6
Other	632	682	8.0	156	149	(4.5)
Total other operating income	24,932	19,566	(21.5)	10	(1,046)	N.A.
Total operating income	492,882	486,128	(1.4)	94,762	93,859	(1.0)
OPERATING EXPENSES
Salaries and employee benefits	94,766	97,125	2.5	19,719	20,403	3.5
Bonus plan payments	1,687	3,383	100.5	389	2,178	459.3
Termination payments	182	549	202.4	291	-	(100.0)
Administrative and other expenses	136,313	129,609	(4.9)	28,417	24,857	(12.5)
Insurance on deposit, net	12,321	15,363	24.7	3,039	3,147	3.6
Charitable and other donation expenses	597	565	(5.4)	119	87	(27.1)
Depreciation	8,942	9,247	3.4	1,848	1,839	(0.5)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	254,807	255,841	0.4	53,823	52,512	(2.4)
Net operating income	238,075	230,288	(3.3)	40,940	41,347	1.0
NON-OPERATING INCOME (EXPENSE)
Other income	58,175	26,913	(53.7)	9,494	1,907	(79.9)
Other expenses	5,826	11,133	91.1	1,925	3,000	55.8
Non-operating income (expense), net	52,349	15,780	(69.9)	7,569	(1,092)	(114.4)
Income before income tax expense	290,424	246,068	(15.3)	48,509	40,255	(17.0)
Income tax expense	95,286	76,549	(19.7)	16,525	11,714	(29.1)
Net income	195,138	169,519	(13.1)	31,984	28,541	(10.8)

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	May-13	Apr-14	May-14	May-14 Vs. Apr-14	May-14 Vs. May-13
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	698,590	686,897	903,426	31.5	29.3
Interbank and overnight funds	201,799	55,904	96,586	72.8	(52.1)
Total Cash and cash equivalents	900,389	742,801	1,000,012	34.6	11.1
INVESTMENT SECURITIES
Debt securities	2,057,176	2,522,861	2,087,229	(17.3)	1.5
Trading	466,204	572,942	65,918	(88.5)	(85.9)
Available for Sale	1,277,388	1,580,929	1,654,310	4.6	29.5
Held to maturity	313,584	368,989	367,001	(0.5)	17.0
Equity securities	18,066	22,348	22,745	1.8	25.9
Trading	6,297	5,002	5,017	0.3	(20.3)
Available for Sale	11,768	17,347	17,728	2.2	50.6
Allowance	(2,253)	(8,945)	(229)	(97.4)	(89.9)
Total investment securities, net	2,072,988	2,536,264	2,109,746	(16.8)	1.8
LOANS AND FINANCIAL LEASES
Commercial loans	2,391,631	2,610,827	2,677,269	2.5	11.9
Consumer loans	2,860,747	3,021,800	3,049,489	0.9	6.6
Microcredit	15,228	9,574	9,173	(4.2)	(39.8)
Mortgage loans	836,226	1,083,469	1,112,334	2.7	33.0
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(288,098)	(295,123)	(299,854)	1.6	4.1
Total loans and financial leases, net	5,815,733	6,430,546	6,548,410	1.8	12.6
Interest accrued on loans and financial leases	68,834	64,300	62,197	(3.3)	(9.6)
Allowance on Interest accrued on loans and financial leases	(8,949)	(10,306)	(10,591)	2.8	18.3
Interest accrued on loans and financial leases, net	59,885	53,994	51,605	(4.4)	(13.8)
Bankers' acceptances, spot transactions and derivatives	100	302	648	114.5	549.6
Accounts receivable, net	40,893	50,938	52,135	2.3	27.5
Property, plant and equipment, net	107,934	97,940	96,716	(1.2)	(10.4)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	4,680	4,997	4,935	(1.3)	5.4
Prepaid expenses and deferred charges	47,183	36,023	33,411	(7.3)	(29.2)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	37,487	47,497	51,907	9.3	38.5
Reappraisal of assets	217,320	224,114	221,795	(1.0)	2.1
Total assets	9,304,592	10,225,417	10,171,319	(0.5)	9.3
LIABILITIES
DEPOSITS
Checking accounts	634,206	808,976	849,850	5.1	34.0
Time deposits	2,493,933	2,661,944	2,652,594	(0.4)	6.4
Savings deposits	3,844,202	4,362,496	4,452,823	2.1	15.8
Other	38,359	37,544	35,768	(4.7)	(6.8)
Total deposits	7,010,700	7,870,960	7,991,034	1.5	14.0
Bankers' acceptances, spot transactions and derivatives	449	207	363	75.8	(19.1)
Interbank borrowings and overnight funds	808,782	714,807	500,192	(30.0)	(38.2)
Borrowings from banks and other	78,805	146,887	161,899	10.2	105.4
Accrued interest payable	25,529	19,840	22,190	11.8	(13.1)
Other accounts payable	137,709	139,387	130,309	(6.5)	(5.4)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	82,478	72,679	83,501	14.9	1.2
Other liabilities	40,430	44,437	53,187	19.7	31.6
Total liabilities	8,184,881	9,009,204	8,942,675	(0.7)	9.3
Total shareholders' equity	1,119,710	1,216,213	1,228,644	1.0	9.7
Total liabilities and shareholders' equity	9,304,592	10,225,417	10,171,319	(0.5)	9.3

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF MAY, 2014

INCOME STATEMENT	YTD		Growth (%)	Month		Growth (%)
(Ps. Millions)	May-13	May-14	May-14 Vs. May-13	Apr-14	May-14	May-14 Vs. Apr-14
INTEREST INCOME
Interest on loans	324,390	328,044	1.1	65,456	66,273	1.2
Interest on investment securities	92,688	42,813	(53.8)	8,183	9,760	19.3
Interbank and overnight funds	2,795	1,258	(55.0)	194	462	137.5
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	419,873	372,115	(11.4)	73,833	76,494	3.6
INTEREST EXPENSE
Checking accounts	1,022	490	(52.1)	111	106	(4.5)
Time deposits	51,292	45,613	(11.1)	9,603	9,745	1.5
Saving deposits	36,662	35,656	(2.7)	6,692	7,161	7.0
Total interest expense on deposits	88,976	81,760	(8.1)	16,405	17,012	3.7
Borrowings from banks and others	1,915	1,336	(30.2)	264	255	(3.3)
Interbank and overnight funds (expenses)	7,888	9,431	19.6	2,200	1,393	(36.7)
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	98,779	92,527	(6.3)	18,869	18,660	(1.1)
Net Interest Income	321,094	279,588	(12.9)	54,964	57,834	5.2
Provisions for loan and financial lease losses, accrued interest and other, net	88,577	51,697	(41.6)	5,937	14,246	139.9
Recovery of charged-off assets	(8,605)	(9,330)	8.4	(1,831)	(1,884)	2.9
Provision for investment securities, foreclosed assets and other assets	744	7,886	959.7	6,730	328	(95.1)
Recovery of provisions for investments securities, foreclosed assets and other assets	(543)	(4,240)	681.4	(2)	(4,044)	N.A.
Total provisions, net	80,174	46,013	(42.6)	10,835	8,647	(20.2)
Net interest income after provisions	240,921	233,575	(3.0)	44,129	49,188	11.5
FEES AND OTHER SERVICES INCOME
Commissions from banking services	63,259	65,920	4.2	13,054	12,973	(0.6)
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	6,037	6,869	13.8	1,293	1,374	6.3
Checking fees	3,120	3,217	3.1	654	657	0.4
Other	18,035	21,648	20.0	4,505	4,472	(0.7)
Total fees and other services income	90,452	97,654	8.0	19,506	19,475	(0.2)
Fees and other services expenses	26,307	29,728	13.0	5,743	6,417	11.7
Fees and other services income, net	64,145	67,926	5.9	13,763	13,057	(5.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	978	178	(81.8)	(99)	(82)	(17.4)
Gains (losses) on derivative operations, net	(656)	393	159.9	316	255	(19.3)
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	4,685	3,103	(33.8)	3,103	0	(100.0)
Other	3	49	N.A.	1	1	(43.7)
Total other operating income	5,009	3,722	(25.7)	3,321	174	(94.8)
Total operating income	310,075	305,223	(1.6)	61,212	62,419	2.0
OPERATING EXPENSES
Salaries and employee benefits	63,999	64,891	1.4	12,957	13,526	4.4
Bonus plan payments	1,045	425	(59.3)	96	16	(82.9)
Termination payments	313	269	(14.0)	(218)	-	100.0
Administrative and other expenses	113,241	112,700	(0.5)	24,707	23,493	(4.9)
Insurance on deposit, net	8,548	8,579	0.4	901	1,946	116.0
Charitable and other donation expenses	-	69	N.A.	-	69	N.A.
Depreciation	7,794	7,020	(9.9)	1,363	1,403	3.0
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	194,940	193,953	(0.5)	39,806	40,454	1.6
Net operating income	115,135	111,270	(3.4)	21,406	21,965	2.6
NON-OPERATING INCOME (EXPENSE)
Other income	3,131	11,525	268.1	1,839	3,949	114.7
Other expenses	4,434	4,738	6.8	1,031	937	(9.1)
Non-operating income (expense), net	(1,304)	6,787	620.5	809	3,012	272.5
Income before income tax expense	113,831	118,057	3.7	22,215	24,978	12.4
Income tax expense	40,123	36,294	(9.5)	5,880	6,496	10.5
Net income	73,708	81,763	10.9	16,335	18,482	13.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel